OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Buy Insta Slim, Inc.

17662 Armstrong Ave.
Irvine, CA 92614

http://instaslim.com/

14284 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## THE OFFERING

We are offing up to 571,428 shares of Common Stock for a purhcase price of $1.75 per share. The minimum purchase is 300 shares ($525.00).

This Offering is being conducted on a best efforts basis and the Company must reach its target offering amount of $25,000 by October 1, 2017. If the Company does not raise its target offering amount by October 1, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the target amount up to $999,999 on a first come, first served basis. If the Company reaches its target offering amount prior to October 1, 2017, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

For 18 months following the date an investor's subscription is accepted by the Company, such investor shall receive a discount on products they purchase by email or telephone directly from us, equal to 50% off of the Manufacturer's Suggested Retail Price. The total discount for any investor for all purchases, shall not exceed ten times the amount invested by such investor.

### Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

### The company's business

The Company's business: Buy Insta Slim, Inc., is an apparel company that manufactures, markets and sells, a line of men's undergarments that help men look more toned, fit and slim in all of their clothing. Since 2010, we have become the premier name in men's shapewear. Our shirts can help men look up to five inches slimmer instantly by eliminating love handles and flattening the stomach. Additionally, the powerful compression exerted by our products provides back support, improves posture and firms up the chest. Our shirts are anti-odor, anti-bacterial, and fit comfortably under all clothing. All of our products—including tanks, v-necks, crew necks, gym clothes and pants are made exclusively in the USA. We are a family-owned business committed to providing people with apparel that can better their lives. Our team has a long history and deep experience in manufacturing shapewear, and marketing through catalog, retail, direct response, As Seen On TV marketing, and social media. We have sold over one million white tank t-shirts, and millions more other products. Our shirt packs have been a top-four product in Skymall consistently for three years and a very successful AS Seen on TV product. Our products are sold on TV, online as well as through major American brick and mortar and online retailers such as Walmart, Sears Online, Amazon, Target Test Stores, Fingerhut and Amerimark. We have generated over $14.5 million in revenues since our inception on March 30 2010. Our vision has been to fulfill men's' need and desire to look their best, by offering a line of men's undershirts and other apparel that make men look slimmer, younger, and more fit instantly with no surgery, no diet pills or exercise. We have also recognized the insurgence of millennials and their life styles. Continuing with our vision, we have designed and styled the new LS.PRO apparel line, with younger and sportier styling to meet the evolving lifestyle. The Market and the Industry: The women's compression and shapewear industry has been in existence for the past few centuries and currently has a multi-billion dollar market. Men's compression and shapewear is a recent phenomenon, coming into being in the last 10 years. We are a pioneer in men's compression shapewear in the United States. The idea of looking your best is no longer only the women's domain. In recent years, men are also using fashion, exercise, dietary pills, rejuvenating creams, and even surgery to enhance their appearances and to look slimmer, younger, fit, and toned. The Company has 9 employees. The average sales per employee in 2016 was approximately $235,000 which is considered very efficient. Further information about the company and its business appears at the "Company" tab on the company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

**The team**

**Officers and directors**

| | |
|---|---|
| Eemaan Jalili | CEO |
| Houshang Jalili | CFO, Director, Secretary |
| Monir Jalili | Director |

Eemaan Jalili
Eemaan Jalili, has served as our president and a director since April, 2010. Mr. Jalili has a law degree from U.C. Hasting school of law, has passed his CPA exams and is working on his certification to get his CPA license. Mr. Jalili is fluent in English, Spanish, and Japanese and speaks French and Farsi (Persian). Mr. Jalili worked in the family business, Carabella Corporation, from 2002 to 2006, when the company was sold. Carabella was a women's contemporary catalog company, engaged in garment manufacturing, wholesale, retail, and direct response sales. Mr. Jalili served as the general manager of Clarabella.

Houshang Jalili
Houshang Jalili, has served as Secretary, CFO and a director since April 2010. Mr. Jalili has a Bachelors degree from CSULA in electrical engineering and a Masters degree from WCU in management. Mr. Jalili opened his first boutique store, Incognito, in Encino, California, 45 years ago. Within 2 years, he expanded Incognito to 3 stores and sold the stores 3 years later. Mr. Jalili then started Worldwide Sportswear, a manufacturer and wholesaler of women's swimwear. In 1983, Mr. Jalili started Carabella Corporation, building it into a $30 million company. In 2005, he acquired A.B. Lambdin, a competitive women's catalog company. Mr. Jalili served as Chief Executive

Officer of Carabella from 1983 to 2006, which he sold in August 2006.

Monir Jalili
Monir Jalili, has served as a director for us since February 2017. Mrs. Jalili has been a major contributor to the fashion industry since 1985. Together with Houshang Jalili, she operated Carabella Corporation. She and Houshang Jalili purchased A.B. Lambdin, a missy catalog company in 2005, which together with Carabella, was sold in 2006. In 2007, she started the LaMonir Collection, which she sold in 2010. Between 2013 and the present, Mrs. Jalili has served as Chief Executive Officer and a director of InstantFigure, Inc., a company dedicated to address women's desire to look slim, fit and in shape and project confidence, while looking sexy.

**Related party transactions**

On or about December 31, 2010, Houshang Jalili, our CFO, Secretary and a director, loaned us $500,000, pursuant to a Promissory Note which accrues interest at a rate of five percent (5%) per annum. The principal and interest were to be due on December 31, 2017. On March 14, 2017, the loan was modified to provide that accrued interest of $150,000 is due on or before December 31, 2017, and all outstanding principal and all additional accrued interest is due on or before December 31, 2019. The maturity date will be automatically extended for 3 additional years, if we timely make the payment due on December 31, 2017, and pay a minimum of an additional $53,550.21 in accrued interest payments on or before December 31, 2019. From time to time, we receive advances for working capital from Houshang Jalili, which accrue interest at 5% per annum and are due on demand. As of December 31, 2016, $86,737 was outstanding and has since been repaid. In October 2016, we entered into a lease agreement with 17662 Armstrong, LLC, a majority of which is owned by Houshang and Monir Jalili, for office space in Irvine, California. The lease runs through December 31, 2018, and has monthly payments of $5,000. The lease includes an extension option for one year on the same monthly payment terms. The lease required a $5,000 deposit. Please also see Notes to the Financial Statements.

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **General Risk Factors** An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.
- **Terms Of Subsequent Financings May Adversely Impact Your Investment** We will may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our Common Stock. Interest on debt securities could increase costs and negatively impact

operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common or preferred equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

- **Demand Is Uncertain** We are uncertain whether consumers will continue to accept our products and, therefore, of the actual demand for our products. The lack of demand may materially and adversely affect our business prospects, operating results and financial condition.
- **Our Success Is Highly Dependent On Our Current Management** Our success depends in significant part on the continued services of our current management team, namely, Houshang Jalili, Eemaan Jalili and Monir Jalili. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.
- **Failure to Maintain a Positive Reputation** A positive reputation with consumers concerning our products is important in attracting and retaining customers who have a number of choices from which to purchase apparel. To the extent our products become perceived as not compelling to customers, our ability to maintain a positive reputation may be adversely impacted.
- **The Apparel Industry Is Highly Competitive.** The apparel industry is highly competitive. We compete with numerous domestic and foreign designers, brands and manufacturers of apparel, accessories and other products, many of which are significantly larger and have greater resources than us. We believe that our ability to compete effectively depends upon our ability to build our reputation, our flexibility in responding to market demand and our ability to effectively manage our brands and offer fashion conscious consumers a wide variety of high quality apparel at competitive prices.
- **The Apparel Industry Is Cyclical and Subject to General Economic Conditions.** The apparel industry historically has been subject to substantial cyclical variations, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on our results of operations.
- **We Depend On Third Parties to Manufacture Our Products.** We depend upon third parties to manufacture all of our products. The inability of a manufacturer to ship orders of our products in a timely manner, including as a result of local financial market disruption which could impair the ability of such manufacturers to finance their operations, or to meet quality standards, could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations. We have no long-term formal arrangements with any of our third party manufacturers, and to date we have experienced only limited difficulty in satisfying our manufacturing requirements. Although we

believe we could replace such manufacturers without a material adverse effect on us, there can be no assurance that such manufacturers could be replaced in a timely manner, and the loss of such manufacturers could have a material adverse effect on our business, financial condition and results of operations.

- **Management Discretion As To Use Of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.
- **Limited Transferability And Liquidity** Each Investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.
- **Control By Management** The Company's President, Eemaan Jalili, holds a majority of our common stock. Investors will not be able to control the management of the Company.
- **Projections: Forward Looking Information** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.
- **Additional Disclosures.** Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by us. WE ARE OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. WE ARE UNDER NO OBLIGATION AND HAVE NO INTENTION, TO REGISTER THE SECURITIES AND ARE UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO US. GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

- **We May Not Be Able to Obtain Adequate Financing To Grow Our Operations.** Even if we successfully raise $1,000,000 from this offering, we may need additional funds to grow our operation. If required, we will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We cannot assure you that we will be able to raise additional funds when needed.
- **Risks Of Borrowing.** We currently have credit facilities with financial institutions, and may need to seek additional credit facilities or loans. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Eeman Jalili, 100.0% ownership, Common Stock

### Classes of securities

- Common Stock: 1,500,000

#### Classes of Securities

Our authorized capital stock consists of 5,000,000 shares of common stock. As of the date of this Offering Circular, 1,500,000 shares of common stock are outstanding, all of which are held by our President, Eemaan Jalili. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

#### Common Stock

*Voting Rights*. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

*Dividends*. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

*Liquidation Rights*. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

*Absence of Other Rights or Assessments* Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

**What it means to be a Minority Holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

### Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

### Financial Condition

### Results of Operation

We have generated $14.5 million in the past seven years of our operation.

*Year Ended December 31, 2016.* Gross revenue for the 2016 fiscal year was $2,100,372, and operating expenses for the 2016 fiscal year were $998,117, including general and administrative expenses of $509,170. Our net profit for 2016 was $(37,678).

*Year Ended December 31, 2015.* Gross revenue for the 2015 fiscal year was $2,223,763, and operating expenses for the 2015 fiscal year were $794,746, including general and administrative expenses of $493,456. Our net profit for 2015 was $(25,423).

In the future, we expect that increases in marketing will result in an increase in revenues, which will result in an overall decrease in operating expenses as a percent of revenues, and thereby increase net profit.

### Financial Milestones

We are now poised to take advantage of our brand recognition, and our reputation for our quality, affordability, and our unparalleled customer service, and to grow by updating and expanding our current styles. We also intend to launch our new, younger, and more sportier line of " LS.PRO". Our goal is to offer the functionality of our current styles, but also make them more fashionable, enabling our customers to wear our shirts out or as an undergarment. We also intend through the introduction of LS.PRO apparel, to capture the millennial market.

### Liquidity and Capital Resources

As of December 31, 2015, we had $79,184 in cash, and as of December 31, 2016, we had $26,615 in cash. We have two loan facilities, including a $250,000 facility and a

$115,000 facility. The loans are payable daily by auto debit from our bank account. As of December 31, 2016, the balances of these lines were $139,240 and $103,289.

Please also see the notes to the financial statements for further information on Liquidity and Capital Resources.

**Indebtedness**

In October 2016, the Company entered into a loan agreement with a lender for $115,000. The loan calls for a 2% original fee, has a maturity date of 340 days from the effective date of the note. Repayment is made through automatic weekday withdrawals from the Company's bank account at $540.79 per weekday. The note has an effective interest rate of approximately 20%. In July 2016, the Company entered into a loan agreement with a lender for $250,000. The then outstanding balance of a prior loan with this lender was $86,400. Accordingly, the funds to pay back the then outstanding loan were taken out of the proceeds with net proceeds to the Company of $163,600. The loan is due in one year, bears 8% interest and is repaid by daily automatic withdrawals from the Company's bank account of $1,080. In October 2015, the Company entered into a loan agreement with a lender for $250,000. The loan was due in one year, bore 8% interest and was to be repaid by daily automatic withdrawals from the Company's bank account of $1,080. This remaining balance of this loan was repaid in July 2016 with the issuance of a new loan, as noted above. In December 2014, the Company entered into a loan agreement with a lender for $150,000. The loan has a maturity date of 462 days from the effective date of the note. Repayment is made through automatic weekday withdrawals from the Company's bank account at $568.18 per weekday. The note has an effective interest rate of approximately 19.5%. In September 2014, the Company entered into a loan agreement with a lender for $130,000. The loan was due in one year, and incurred a 6% loan fee. The loan was repaid in 2015.

**Recent offerings of securities**

None

**Valuation**

$2,625,000.00

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock merely reflects the opinion of our President as to what a fair value would be. There are a number of methodologies that may be used to value our securities in the future, including, but not limited to, a valuation by an independent third party valuation firm.

## USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $1.75, the net proceeds from the sale of the 571,428 shares in this offering will be approximately $925,999, after deducting the estimated offering expenses of approximately $74,000.

We expect to use the net proceeds of this Offering to update and expand our current clothing line and to launch our I.S. Pro Brand. Accordingly, we expect to use the proceeds of this Offering as follows:

| | **If Target Offering Amount Sold** | **If Maximum Offering Amount Sold*** |
|---|---|---|
| **Total Proceeds:** | $24,997 | $999,999 |
| Less: Offering Expenses | | |
| (a) StartEngine Fees | $1,250 | $50,000 |
| (b) FundAmerica Fees(1) | $1,200 | $4,000 |
| (c) Professional Fees(2) | $15,000 | $20,000 |
| **Net Proceeds** | $7,547 | $925,999 |
| **Use of Net Proceeds:** | | |
| (b) Marketing | $0 | $250,000 |
| (c) Salaries and general administrative expenses (3) | $0 | $75,000 |
| (d) Intellectual property | $0 | $250,000 |
| (e) Professional fees | $0 | $25,000 |
| (g) Working Capital & Inventory | $7,547 | $325,999 |
| **Total Use of Net Proceeds** | $7,547 | $925,999 |

*Figures rounded to the nearest whole number, columns may not add due to rounding.

- FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.
- Includes estimated legal, accounting and marketing expenses associated with the Offering.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

***Irregular Use of Proceeds***

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments.

## REGULATORY INFORMATION

### Disqualification

Neither us nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

### Compliance failure

We have not previously failed to comply with the requirements of Regulation Crowdfunding.

**EXHIBIT B TO FORM C**

**FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Buy Insta Slim, Inc.**

*[See attached]*

# BUY INSTA SLIM, INC.

# FINANCIAL STATEMENTS
# (UNAUDITED)

# DECEMBER 31, 2016 AND 2015

***Together with***
***Independent Accountants' Review Report***

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Buy Insta Slim, Inc.
Index to Financial Statements
(unaudited)

dbbmckennon
*Certified Public Accountants*
*Registered Firm - Public Company Accounting Oversight Board*

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
Buy Insta Slim, Inc.
Irvine, California

We have reviewed the accompanying financial statements of Buy Insta Slim, Inc. (the "Company"), a California Corporation, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

dbbMcKennon

Newport Beach, California
March 31, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

# BUY INSTA SLIM, INC.
# BALANCE SHEETS
# DECEMBER 31, 2016 AND 2015
(unaudited)

| | | 2016 | | 2015 |
|---|---|---|---|---|
| Assets | | | | |
| Current assets: | | | | |
| Cash | $ | 12,883 | $ | 79,185 |
| Accounts receivable, net | | 143,720 | | 121,766 |
| Inventory | | 453,080 | | 463,291 |
| Total current assets | | 609,683 | | 664,242 |
| | | | | |
| Property and equipment, net | | 17,260 | | 27,371 |
| Other assets | | 491,561 | | 502,161 |
| Total assets | $ | 1,118,504 | $ | 1,193,774 |
| | | | | |
| Liabilities and Stockholders' Equity | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 97,347 | $ | 166,545 |
| Accrued liabilities | | 151,401 | | 6,211 |
| Notes payable | | 253,800 | | 289,233 |
| Notes payable - related party | | 86,737 | | 43,967 |
| Total current liabilities | | 589,285 | | 505,956 |
| | | | | |
| Note payable - related party net of current portion | | 500,000 | | 500,000 |
| Accrued interest to related party - long term | | 24,472 | | 145,393 |
| Total liabilities | | 1,113,757 | | 1,151,349 |
| | | | | |
| Commitments and contingencies (Note 4) | | - | | - |
| | | | | |
| Stockholders' Equity | | | | |
| Common stock | | 100,000 | | 100,000 |
| Accumulated deficit | | (95,253) | | (57,575) |
| Total stockholder's equity | | 4,747 | | 42,425 |
| Total liabilities and stockholders' equity | $ | 1,118,504 | $ | 1,193,774 |

See accompanying independent accountants' review report and notes to the financial statements

**BUY INSTA SLIM, INC.**
**STATEMENTS OF OPERATIONS**
**FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015**
**(unaudited)**

| | 2016 | 2015 |
|---|---|---|
| Revenues | $ 2,100,372 | $ 2,223,763 |
| Cost of revenues | 1,063,568 | 1,375,677 |
| Gross profit | 1,036,804 | 848,086 |
| Operating expenses: | | |
| General and administrative | 509,170 | 493,456 |
| Sales and marketing | 488,947 | 301,290 |
| Total operating expenses | 998,117 | 794,746 |
| Operating profit | 38,687 | 53,340 |
| Other (income) expense : | | |
| Interest expense | 72,315 | 73,890 |
| Total other (income) expense | 72,315 | 73,890 |
| Loss before provision for income taxes | (33,628) | (20,550) |
| Provision for income taxes | 4,050 | 4,873 |
| Net loss | $ (37,678) | $ (25,423) |

See accompanying independent accountants' review report and notes to the financial statements

# BUY INSTA SLIM, INC.
## STATEMENTS OF STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

| | Common Stock | | | |
|---|---|---|---|---|
| | Shares | Amount | Accumulated Deficit | Total Stockholders' Equity |
| December 31, 2014 | 1,000 | $ 100,000 | $ (32,152) | $ 67,848 |
| Net loss | - | - | (25,423) | (25,423) |
| December 31, 2015 | 1,000 | 100,000 | (57,575) | 42,425 |
| Net loss | - | - | (37,678) | (37,678) |
| December 31, 2016 | 1,000 | $ 100,000 | $ (95,253) | $ 4,747 |

See accompanying independent accountants' review report and notes to the financial statements

# BUY INSTA SLIM, INC.
# STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

| | 2016 | 2015 |
|---|---|---|
| **Cash Flows from Operating Activites** | | |
| Net loss | $ (37,678) | $ (25,423) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 10,111 | 6,999 |
| Amortization | 80,000 | 126,260 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (21,954) | 18,736 |
| Inventory | 10,211 | (18,136) |
| Other assets | (69,400) | (260,259) |
| Accounts payable | (69,198) | (6,701) |
| Accrued liabilities | 24,269 | 26,111 |
| Net cash used in operating activities | (73,639) | (132,413) |
| **Cash Flows from Financing Activities** | | |
| Proceeds from notes payable - related party | 42,770 | 55,074 |
| Proceeds from notes payable | 278,600 | 400,000 |
| Repayment of notes payable | (314,033) | (387,873) |
| Net cash provided by financing activities | 7,337 | 67,201 |
| Decrease in cash and cash equivalents | (66,302) | (65,212) |
| Cash and cash equivalents, beginning of period | 79,185 | 144,397 |
| Cash and cash equivalents, end of period | $ 12,883 | $ 79,185 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid for interest | $ 43,236 | $ 44,811 |
| Cash paid for income taxes | $ 4,050 | $ 4,873 |
| Non-cash investing and financing activities: | | |
| Note payable paid with the issuance of a new note payable | $ 86,400 | $ - |
| Automobile financed with note payable | $ - | $ 24,658 |

See accompanying independent accountants' review report and notes to the financial statements

## NOTE 1 – NATURE OF OPERATIONS

Buy Insta Slim, Inc. was incorporated on March 30, 2010 ("Inception") in the State of California. The Company's headquarters are located in Irvine, California. The financial statements of Buy Insta Slim, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company produces and sells shapewear under its brand Insta Slim, primarily targeted to men. Shapeware can be worn under outerwear and helps men to appear more toned and fit in their clothing. Insta Slim shirts can help a man look and feel his best in anything that they wear, eliminating lumps and bumps and helping them to look up to five inches slimmer just by wearing Insta Slim's men's shapewear underneath their clothing in place of traditional t-shirts or tank tops.

*Management Plans*
Since inception of our business, we have relied on operating profit, loans from related parties, and loan from third parties for working capital. We have restructured our debt to be long-term and our Company's assets include over $500,000 in capitalized direct response advertising costs; 2 infomercials, 28.5 minutes in length, 8 different 120 seconds video ads, 8 different 60 second video ads, 4 different 30 second video ads, and 2 different 15 second video ads, plus various landing pages, still photos, and scripts. These advertising materials are being used in our current and future weekly National TV ads in various stations for next 1-5 years. In addition, these materials and footages will be used in all of our social media campaigns and print ads. We are now poised to take advantage of our Insta Slim Brand recognition, our reputation for quality, affordability, and our unparalleled customer service, by updating and expanding our current styles, as well as launching our new, younger, and sportier line "I.S. PRO".

During the next 12 months, the Company intends to fund its expansion and the launch of its new line with funding from a proposed Regulation Crowd Funding campaign, operating profits, and additional debt financing if needed. Certain related parties to the Company have also indicated a willingness to postpone and extend the terms of the loan and payment of principal and accrued interests, provided that our crowd funding effort has raised minimum of $25,000. If we are unable to raise the minimum capital of $25,000, we may have to scale down our expansion and postpone our launch of our new line, "I.S. PRO". If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations. The financial statements do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that

market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Accounts Receivable*
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts at times to reserve for potential uncollectible receivables based on historical experience. As of December 31, 2016 and 2015 there were no allowances deemed necessary.

*Inventories*
Inventories consist of raw materials, work in process and finished goods. Inventories are recorded at the lower of cost or market, cost being determined principally by use of the standard-cost method, which approximates the first-in, first-out method. Cost is determined at the standard-cost for raw materials and direct costs associated with the production of retail goods including cutting, sewing, and freight-in costs.

| | 2016 | 2015 |
|---|---|---|
| Raw materials | $ 139,566 | $ 108,930 |
| Work in-progress | 32,314 | 51,710 |
| Finished Goods | 281,200 | 302,651 |
| | $ 453,080 | $ 463,291 |

*Property and Equipment*

Property and equipment is recorded at cost. Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful lives or the term of the lease. Depreciation expense for the years ended December 31, 2016 and 2015, was $10,111 and $6,999, respectively. As of December 31, 2016 and 2015, property and equipment consisted of the following:

| | 2016 | 2015 |
|---|---|---|
| Furniture and fixtures | $ 28,178 | $ 28,178 |
| Automobiles | 24,657 | 24,657 |
| Equipment | 10,181 | 10,181 |
| Total property and equipment | 63,016 | 63,016 |
| Accumulated depreciation | (45,756) | (35,645) |
| | $ 17,260 | $ 27,371 |

*Revenue Recognition*

The Company recognizes revenue related to sales of retail products when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience. Historically, returns have been insignificant compared to revenue.

*Shipping and Handling Costs*

Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

*Advertising*

Advertising expenses generally includes both online and offline activities such as paid word search advertising and television advertising. Advertising expense is generally recognized as incurred.

For production costs related to direct-response advertising, the Company capitalizes the costs and amortizes it over the expected life of the projection material which management estimates ranges from one (1) to five (5) years. The Company tracks revenue by source in determining if impairment of production costs is required. No such impairments were deemed necessary in 2016 or 2015. As of December 31, 2016 and 2015, direct response advertising asset capitalized make up the balance of other assets in the accompanying balance sheet.

*Income Taxes*

The Company is taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2015, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

During the years ended December 31, 2016 and 2015, the Company's revenues were driven 65% and 59%, respectively, from Direct Response credit card sales to consumers, for which funds are processed and deposited to the Company's bank account in two days.

During the years ended December 31, 2016 and 2015, the Company's revenues were driven 35% and 41%, respectively, from wholesale to retail store accounts, for which the terms of sales for the majority of these accounts are payments in advance of shipment.

As of December 31, 2016 and 2015, 82% and 86% of accounts receivable is from one customer, Walmart. The Company has been selling to WalMart, As Seen On TV Department since March 2013 and is scheduled to continue to sell to WalMart through March 2018. The Company believes the loss of this customer would have negative impact on the Company's wholesale operations.

**NOTE 3 – DEBT**

In October 2016, the Company entered into a loan agreement with a lender for $115,000. The loan calls for a 2% original fee, has a maturity date of 340 days from the effective date of the note. Repayment is made through automatic weekday withdrawals from the Company's bank account at $540.79 per weekday. The note has an effective interest rate of approximately 20%.

In July 2016, the Company entered into a loan agreement with a lender for $250,000. The then outstanding balance of a prior loan with this lender was $86,400. Accordingly, the funds to pay back the then outstanding loan were taken out of the proceeds with net proceeds to the Company of $163,600. The loan is due in one year, bears 8% interest and is repaid by daily automatic withdrawals from the Company's bank account of $1,080.

In October 2015, the Company entered into a loan agreement with a lender for $250,000. The loan was due in one year, bore 8% interest and was to be repaid by daily automatic withdrawals from the Company's bank account of $1,080. This remaining balance of this loan was repaid in July 2016 with the issuance of a new loan, as noted above.

In December 2014, the Company entered into a loan agreement with a lender for $150,000. The loan has a maturity date of 462 days from the effective date of the note. Repayment is made through automatic weekday withdrawals from the Company's bank account at $568.18 per weekday. The note has an effective interest rate of approximately 19.5%.

In September 2014, the Company entered into a loan agreement with a lender for $130,000. The loan was due in one year, and incurred a 6% loan fee. The loan was repaid in 2015.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

*Leases*

In October 2016, the Company entered into a lease agreement with a related party entity for office space in Irvine, California. The lease runs through December 31, 2018 for $5,000 per month. The lease contains an extension option for one year with the same monthly payment terms. The lease required a deposit of $5,000. Future minimum payments under the lease are $60,000 for both 2017 and 2018.

Rent expense for the years ended December 31, 2016 and 2015 were $60,000 and $62,430, respectively.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – STOCKHOLDERS' DEFICIT

*Common Stock*

We have authorized the issuance of 100,000 shares of our common stock with no par value. All of the authorized shares were issued to our founder upon inception. An increase in the common stock authorized was effectuated on February 22, 2017 to increase the authorized shares to 5,000,000.

*Stock-Split*

Concurrently with the increase in authorized shares noted above, the Company approved a 1-15 stock split. After the split, the total outstanding shares are 1,500,000.

## NOTE 6 – INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for the years ended December 31, 2016 and 2015 (rounded to '000's):

| | 2016 | | 2015 | |
|---|---|---|---|---|
| Income tax benefit attributable to: | | | | |
| Net loss | $ | (11,000) | $ | (7,000) |
| Temporary differences | | 4,000 | | 5,000 |
| Valuation allowance | | 11,000 | | 7,000 |
| Net provision for income tax | $ | 4,000 | $ | 5,000 |

The major components of the deferred taxes are as follows at December 31, 2016 and 2015 (rounded to '000's):

| | 2016 | | 2015 | |
|---|---|---|---|---|
| Deferred tax asset attributable to: | | | | |
| Net operating loss carryover | $ | 18,000 | $ | 7,000 |
| Valuation allowance | | (18,000) | | (7,000) |
| Net deferred tax asset | $ | - | $ | - |

Based on federal tax returns filed or to be filed through December 31, 2016, we had available approximately $53,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in 2030. State net operating loss carryforwards through December 31, 2016 are approximately $53,000 and begin to expire in 2030. The Company's valuation allowance increased by $13,000 during 2016.

The United States Federal and applicable state returns from 2013 forward are still subject to tax examination by the United States Internal Revenue Service; however, we do not currently have any ongoing tax examinations.

## NOTE 7 – RELATED PARTY TRANSACTIONS

In December 2010, the Company entered into a promissory note with a related party for $500,000. The loan incurs interest at 5% compounded annually. The principal and interest are due on December 31, 2017. As of December 31, 2016 and 2015, accrued interest of $174,472 and $145,393 is included in accrued liabilities in the accompanying balance sheets.

On March 14, 2017 this loan was modified such that the lump sum of $500,000 was extended to December 31, 2019 on the same terms of the original note. Accrued interest totaling $150,000 is due December 31, 2017 with the remainder being due on December 31, 2019. Accordingly, the Company has accounted for the principal balance and accrued interest exceeding $150,000 as long term in the accompanying balance sheets.

From time-to-time the Company receives funds for working capital from a related party. These advances are short-term, bear 5% interest, and due on demand. As of December 31, 2016 and 2015, $86,737 and $43,967 is outstanding, respectively.

In October 2016, the Company entered into a lease agreement with a related party. See Note 4.

## NOTE 8 – SUBSEQUENT EVENTS

Subsequent to year end, the Company increased the authorized shares of common stock and effectuated a stock split. See Note 5.

Subsequent to year end, the Company's related party note payable was restructured to extend the terms, see Note 7.

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*

Insta Slim, Inc. is pending **StartEngine Approval.**



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Raised of $25k - $1m goal

# Insta Slim, Inc.

Slimming shapewear made just for men

Small OPO · Irvine, CA · Retail
Accepting International Investment

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BEFORE
AFTER

# Be a Part of the Brand That Reshaped the Power of the Men's Undershirt

## Invest in Insta Slim

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Body shaping solutions for women is a billion dollar industry.
Since 2010, Insta Slim has successfully introduced and tapped into this concept *just for men* and built a lifestyle body shaping solution brand. Insta Slim has become the premier brand and household name in the category. It has helped millions of men globally find their must-have perfect fit, support, and performance, to look and feel their best, and



increase their confidence in themselves.

With our 38 years of very successful experience in the garment business, we designed and manufactured Insta Slim—the revolutionary, original, proven, compression-slimming shirts and apparel just for men.

A key element to Insta Slim's success is our exclusive fabric that targets key areas of the body to provide ultimate compression. Men can now look firm, slim, trim, toned, taller, and in shape, looking and feeling years younger, all day every day.

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Insta Slim’s slim zones help flatten the stomach, firm and tone the chest, eliminate love handles, improve posture, provide back support, and make you **look up to five inches slimmer INSTANTLY**. In addition, our fabric is anti-odor, anti-bacterial, SPF-Rated and moisture control.

**Insta Slim is a family-owned business, and we are proud to say that all of our products are Made in the USA**, ensuring the best quality and to keep manufacturing jobs in our local community of Southern California.

Our team has a long history and is experienced in design, manufacturing, merchandising, in compression products, as well as other product categories. We have shown great success in marketing through catalog, retail, direct response, As Seen On TV marketing, and social media.



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**Investment**

$1.75/share | When you invest you are betting the company’s future value will exceed $2.625M.

Minimum: $525. If you invest $525, you will receive 300 shares.

Maximum: $52,500. If you invest $52,500, you will receive 30,000 shares.

**Perks**

For 18 months following the date an investor’s subscription is accepted by the Company, such investor shall receive a discount on products th purchase by email or telephone directly from us, equal to 50% off of the Manufacturer’s Suggested Retail Price. The total discount for any investor for all purchases, shall not exceed ten times the amount invested by such investor.

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*"I always had a roll at my waist and was uncomfortable tucking my shirts in. Now I can tuck my shirts in and have a nice straight line from my waist up! Fantastic item. Highly recommended!"*

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## What We Have Accomplished So Far

**Insta Slim revenues for the past seven years of being in business, have surpassed $14.5 million.**

Insta Slim has sold over **one million** of our hallmark white tank t-shirts. And is one of the most successful ASOTV product. Our products are sold on TV, online, as well as through major American retailers like Walmart. Plus, **our tank shirt 3 & 6 packs have been the Top-Four product sold on Sky Mall consistently for three years.**

With our proven success, and new capital from our crowdfunding efforts, we are prepared to introduce our newest concepts and its benefits to all categories, I.S.PRO USA Activewear, ISPro Tactical, for health and body improvement.

We hope you will take the time to learn more about Insta Slim, and be part of the Insta Slim family in our growth and success to continue to bring positive change to millions of men.

**Everyone wants to look their best.**

## Currently Sold In

## Fabric Development – Single Layer Super Compression



Has an evaporating effect and antibacterial properties
Ultraviolet SPF-50 Protective Textile
Interlocked circular knit foundation allows for a 360 degree range of motion unparalleled durability and maximum flexibility
ANTI-ODOR
ANTI-BACTERIAL
SPF-50
MOISTURE CONTROL




4-WAY
STRETCH
Ultra Soft Nylon Spandex
Breathable Comfort & Mobility


• We spent over one year developing **our exclusive fabric,** made of special blend of Nylon/Spandex Fibers.

• Compression performance technologies, **4-Way stretch.** Fabric, and products can improve blood flow and helps enhance mobility for muscles during repetitive motions.

• Due to the form fitting nature of these garments and the fabric that they are made of, they allow full range of motion.

• Our shirt **targets key areas of your body** to enhance and help improve back support and give greater postural awareness for improved dynamic posture, reduced injury and improved movement patterns.

• Anti-Order, Anti-Bacterial, SPF-50 Rated, Moisture-Control

• Lightweight, breathable, cool in summer, warm in winter

• Easy care, machine washable

• Laboratory government tested and approved

***Look Up to 5 Inches Slimmer. Feel Firmer, Younger, & More Toned INSTANTLY!***

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## Our Insta Slim Products

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### The Shirts

Insta Slim Tee Shirts are compression garments that are worn in place of traditional tank tops or t-shirts underneath any type of clothing.



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AS SEEN ON TV

## Muscle Tank

Millions Sold Worldwide

MADE IN THE USA

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Crew Neck T-Shirt



V-Neck T-Shirt

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## Five Star Reviews from Our Customers

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*"I've ordered a couple of your Muscle tanks over the past few months. They truly have become an everyday part of my wardrobe, and have done exactly what I'd hoped, which was to raise my confidence level while wearing tighter fitting clothes. Thanks for the great product."*

-Chris Allen ★★★★★

*"I love this shirt. My only complaint is, I didn't order more of them. No doubt, I will be a reordering customer."*

-Shelby Smith ★★★★★

*"The Insta Slim compression Tank does exactly what it advertises! It compresses but does not feel restrictive. I love how it fits, feels, and makes me look when I have it on. I'm thinking of getting some of the other colors soon."*

-Michael Kline ★★★★★

*"I already wear these shirts and I am pleased how they help to control my 'over 50' stomach and help to support my weak lower back at the same time. I never leave the house without one of the styles one under my shirt."*

-Ron Derr ★★★★★

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*"The best support shirt on the market bar none. Not only do I feel better, I look better."*

-Rick ★★★★★

*"These undershirts are everything they claim to be—great for day long wear (I wear them under a regular cotton undershirt), great for exercise, and provide good back support if you work at a desk computer all day as I do. They really do make your mid-section look instantly more trim, and believe it or not the compression fit helps curb appetite!"*

-David Taylor ★★★★★

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## Invest in Real Style With Real Function

**In The Insta Slim Compression Shirts That...**

- Eliminate love handles!
- Flatten the stomach.
- Give you better posture.
- Get rid of lumps, bumps, and bulges!
- Are available in multiple styles, colors, and sizes.
- Make the chest look more firm and toned.
- Keep you cool and comfortable, no one else will know that a person is wearing it.
- Provide back support.
- Fit under any garment, for any occasion. All day, every day!
- Comes in variety of styles, choices of six colors, the widest range of sizes, and in Big and Tall.

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PROVIDES BACK SUPPORT
IMPROVES YOUR POSTURE
FLATTEN YOUR STOMACH
FIRM & TONE YOUR CHEST
SLIM ZONES
LOOK UP TO 5" SLIMMER
ELIMINATES LOVE HANDLES
Anti-Bacterial
SPF-50
Anti-Odor
Moisture Control

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## What Makes Our Products Different

Why Insta Slim?

**Insta Slim is the ultimate compression shirts just for men.**

*Why are Insta Slim shirts and accessories superior in fabric, quality, styling, support, and price compared to other similar products in the market?*

Insta Slim manufactures all of its products. Therefore, no triple mark up like its completion and is able to offer the market reasonable and affordable prices.

• Insta Slim is **99% in stock**. No loss of orders or late deliveries due to out of stock.
• An unheard of **less than 2% customer returns** due to poor quality or sizing issues, or misrepresentation of products.
• Insta Slim brings new and innovative products to the market.
• Proven track record of backend/subsequent sales as well as continuity history.

## Introducing Our Newest Line

I.S. PRO USA


I.S. PRO USA

### Activewear Built for Performance

I.S.PROUSA Activewear raises performance levels and looks good while doing it. I.S.PROUSA shirts **provide muscular support, improved blood flow, and offers more strength with less energy effort**. This giv[illegible] endurance, lower fatigue levels, and reduces recovery time. A great [illegible] of colors which gives you options and works with any ensemble.





**THE BEST PRODUCT FOR OUR MEN & WOMEN IN UNIFORM SERVING OUR GREAT COUNTRY!**

Tactical Styles & Accessories worn by Military, FBI, TSA, Police Force, Secret Service, Federal Agents, Law Enforcement, Special Forces, Diplomats, Executives, Business Owners, Judges, Doctors and Lawyers.

Our newest addition to the family. Our ISPro Tactical compression Tactical gear is perfect for concealment and comfort.

## Firm, Slim, Tone, & Shape INSTANTLY!



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## Market and Industry

The Women's Compression and Shapewear industry has been in existence for the past few centuries and currently is a multi billion dollar market.

**The Men's Compression and Shapewear is a recent phenomena coming into being in the last 10 years.** Insta Slim is one of the pioneers to introduce men's compression shapewear in the United States. The idea of looking your best is no longer only the women's domain. In the recent years men are also utilizing fashion, gym, dietary pills, rejuvenating creams, and even surgery to enhance their appearances, to look slimmer, younger, fit, and toned.

The Insta Slim's vision has been to fulfill men's need and desire to looking their best. By offering a line of men's undershirt that make men look slimmer, younger, and more fit instantly with no surgery, no diet pills or going to gym. And accomplish all of this at affordable prices.

**We have also recognized the insurgence of millennials and their lifestyles.** With that in mind, in the past six months, we have been studying the direction of men's compression shapewear. Continuing with Insta Slim's vision, we have designed and styled the new I.S.PRO apparel line, with younger and sportier styling to meet the evolving lifestyle.

We have achieved this while maintaining the main functions of our compression shirts that make men look slimmer, more fit, and toned, and givi back support and younger posture.

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## Management's Discussion and Analysis of Financial Condition and Results of Operation

Since inception, we have been engaged primarily in developing, launching, and introducing the Insta Slim concept of shapewear just for men on a national scale.

We have achieved this through 30 minute infomercials, 120-60 second national TV ads. We have been running TV ads on national TV stations, every week since 2010. Among our many successful wholesale accounts, we have been in Walmart stores, in the AS SEEN ON TV department, since March 2013.

**Insta Slim revenue's for the past 7 years of operation, has surpassed $14.5 million.**

We are now poised to take advantage of our brand recognition, and our reputation for our quality, affordability, and our unparalleled customer service. We are excited to grow our company by updating and expanding our current styles, as well as to launch our new, younger, and more sportier line "I.S.PROUSA". This is to offer not only the functionality of our current styles, but also to make them more fashionable, to enable our customers to wear them as part of their fashion wardrobe not just undershirts. With the introduction of I.S.PROusa, we will capture the millennial market, as well as offering our existing loyal customers additional styles to buy.

We are very excited and pleased to announce that our market test has been very successfully received by the public.


Type of fitness clothing purchased by age in percents, July 2014
Fitness shorts (loose)
Performance T-shirt (eg ...
Tank top
Bike shorts or similar (tight)
Male, 18-34
Male, 35-54
Male, 55+


Important attributes in fitness clothing for males in percent, July 2014
Comfortable
Durable/sturdy /long-lasting
Functional/per formance wear
Multipurpose (ability to w...
Cross-function al (ability to...
Moisture-wicki ng
Bright/colorful
Male

Source: Mintel

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SkyMall

**Started Advertising in Skymall**

Between 2010 and 2015, Insta Slim was a Top-5 Selling Product on Skymall.

AS SEEN ON TV

**As Seen on TV Launch**

Since launching, Insta Slim has been renewed in As Seen on TV. It is renewed through 2018.

FINGERHUT Now You Can!

**Signed with Major Catalogs**

Including SEARS, Fingerhut, Dr. Leonard's and Johnson Smith


GET IN THE ZONE!
SLIM ZONES
INSTA SLIM

**Ranked in Top 50 of Response Ads**

For 247 consecutive weeks, Insta Slim was ranked in the Top 50 of Jordan Whitney's response ads.



**IS Pro Subscription Service Launch**

Insta Slim intends to launch a wardrobe service that provides stylish products on a consistent basis.



**IS Pro Tactical Expansion**

Through advertising, Insta Slim intends to expand its base of IS Pro Tactical consumers.

2010 · 2013 · 2014 · 2017 · Fall 2017

2013 · 2014 · 2015 · Spring 2017 · Fall 2017

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Walmart

Sold in Walmart for the First Time

After testing in 900 stores, Insta Slim was ordered to be carried in all Walmart stores nationwide.


MEN'S FITNESS
LOSE YOUR GUT!
BIG ARMS FAST
73
ABS

Press Releases

Insta Slim is featured in Men's Health, Men's Fitness, and Esquire.


THE TV STORE

As Seen on TV STORE Launch

Since launching in initial stores, Insta Slim increased to over 30 wholesale accounts.

start engine

Launch on StartEngine



IS Pro Styling

The company intends to add new products and optimize styles across the IS Pro sub-brand.

## In the Press


MEN'S FITNESS
LOSE YOUR GUT!
BIG ARMS FAST
73
ABS


Esquire


MEN'S JOURNAL


MEN'S FITNESS
BACK IN SHAPE!
FAST ABS
2-MINUTE MUSCLE MEALS

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## Meet the Founders



**Eemaan Jalili**

CEO and Director

*Eemaan Jalili, has served as our president and a director*



**Houshang Jalili**

Secretary, CFO and Director

*Houshang Jalili, has served as Secretary, CFO and a*



**Monir Jalili**

Director

*Monir Jalili, has served as a director for us since*

*since April, 2010. Mr. Jalili has a law degree from U.C. Hasting school of law, has passed his CPA exams and is working on his certification to get his CPA license. Mr. Jalili is fluent in English, Spanish, and Japanese and speaks French and Farsi (Persian). Mr. Jalili worked in the family business, Carabella Corporation, from 2002 to 2006, when the company was sold. Carabella was a women's contemporary catalog company, engaged in garment manufacturing, wholesale, retail, and direct response sales. Mr. Jalili served as the general manager of Clarabella.*

*director since April 2010. Mr. Jalili has a Bachelors degree from CSULA in electrical engineering and a Masters degree from WCU in management. Mr. Jalili opened his first boutique store, Incognito, in Encino, California, 45 years ago. Within 2 years, he expanded Incognito to 3 stores and sold the stores 3 years later. Mr. Jalili then started Worldwide Sportswear, a manufacturer and wholesaler of women's swimwear. In 1983, Mr. Jalili started Carabella Corporation, building it into a $30 million company. In 2005, he acquired A.B. Lambdin, a competitive women's catalog company. Mr. Jalili served as Chief Executive Officer of Carabella from 1983 to 2006, which he sold in August 2006.*

*February 2017. Mrs. Jalili has been a major contributor to the fashion industry since 1985. Together with Houshang Jalili, she operated Carabella Corporation. She and Houshang Jalili purchased A.B. Lambdin, a missy catalog company in 2005, which together with Carabella, was sold in 2006. In 2007, she started the LaMonir Collection, which she sold in 2010. Between 2013 and the present, Mrs. Jalili has served as Chief Executive Officer and a director of InstantFigure, Inc., a company dedicated to address women's desire to look slim, fit and in shape and project confidence, while looking sexy.*

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## Offering Summary

We are offing up to 571,428 shares of Common Stock for a purhcase price of $1.75 per share. The minimum purchase is 300 shares ($525.00).

This Offering is being conducted on a best efforts basis and the Company must reach its target offering amount of $25,000 by October 1, 2017. If the Company does not raise its target offering amount by October 1, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the target amount up to $999,999 on a first come, first served basis. If the Company reaches its target offering amount prior to October 1, 2017, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

For 18 months following the date an investor's subscription is accepted by the Company, such investor shall receive a discount on products they purchase by email or telephone directly from us, equal to 50% off of the Manufacturer's Suggested Retail Price. The total discount for any investor for all purchases, shall not exceed ten times the amount invested by such investor.

## Irregular Use of Proceeds

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments.

## Form C Filings

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Insta Slim, Inc. to get notified of future updates!

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**VIDEO TRANSCRIPT (Exhibit D)**

FEMALE ACTRESS TALKING:

ATTENTION MEN, HOW WOULD YOU LIKE TO GO FROM THIS TO THIS, INSTANTLY? WELL, NOW YOU CAN!

ANNOUNCER:

INTRODUCING THE LATEST INNOVATION, FROM THE ORIGINAL AND PROVEN LEADER IN MEN'S HIGH PERFORMANCE SLIMMING T-SHIRT, INSTA SLIM. THIS LATEST INSTA SLIM HAS PERFECTED A PROPRIETARY BLEND OF POWERFULLY SLIMMING MATERIAL AND WEAVED IT INTO A MOST COMFORTABLE, BREATHABLE, ANTI BACTERIAL, ANTI ODOR FABRIC AVAILABLE.

TESTIMONIAL:

IT IS AWESOME THAT PUTTING ON A SHIRT, I LOSE 2 INCHES AROUND THE WAIST, IT HELPS GIVE ME THAT V-LOOK.

ANNOUNCER:

NOW YOU TOO CAN CREATE A FIT AND TRIM LOOK WITHOUT EXTRA EXERCISE OR DIETING, WITH THE LATEST HIGH PERFORMANCE SLIMMING T-SHIRTS FROM INSTA SLIM.

IMAGINE SAYING GOODBYE TO THOSE HARD TO LOSE LOVE HANDLES . . . INSTANTLY! FIRMING UP THAT CHEST. . .INSTANTLY! AND SMOOTHING OUT THOSE LUMPS AND BUMPS . . . YOU GOT IT . . . INSTANTLY!

ANNOUNCER:

YOU'LL LOOK 10 POUNDS THINNER, JUST BY PUTTING ON A SHIRT!

TESTIMONIALS:

FROM THE FIRST MOMENT I PUT IT ON, I, INSTANTLY SAW AN IMPROVEMENT IN MY ABDOMIN, OFF MY CHEST IS BROADER, BIGGER, JUST IS NEW ME.

ANNOUNCER:

WEAR INSTA SLIM UNDER ALL OF YOUR CASUAL CLOTHES, YOUR BUSINESS ATTIRE, OR ALONE AS ATHLETIC WEAR FOR WORKING OUT OR PLAYING YOUR FAVORITE SPORT.

ANNOUNCER:

JUAT LOOK AT THE RESULTS OF A REAL FIRST-TIME CUSTOMER OF INSTA SLIM . . . BEFORE? AND AFTER!

TESTIMONIALS:

JUST BY PUTTING ON INSTA SLIM, I LOST 3 INCHES, 2 AND HALF INCHES, 2 AND HALF INCHES, 3 INCHES IN THE WAIST.

ANNOUNCER:

THIS NEWEST INSTA SLIM NOT ONLY NARROWS YOUR WAIST, FIRMS UP YOUR CHEST, IMPROVE YOUR POSTURE, AND SUPPORT YOUR BACK, BUT YOU FEEL YOUNGER, LOOK TALLER, AND GAIN MORE CONFIDENCE, SO WHAT ARE WAITING FOR, ORDER YOUR INSTA SLIM NOW!

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.